SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606
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Tel: (312) 407-0700
Fax: (312) 407-0411

April 5, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:
      Filing of Registration Statement on Form S-3 of
      American Equity Investment Life Holding Company

Ladies and Gentlemen:

        On behalf of American Equity Investment Life Holding Company, an Iowa corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Company's $250,000,000 of 5.25% Contingent Convertible Senior Notes due 2024, $10,000,000 of Series B 5.25% Contingent Convertible Senior Notes due 2024 and shares of common stock, par value $1.00 per share, into which such notes are convertible, we transmit herewith for filing a Registration Statement on Form S-3 of the Company (the "Registration Statement").

        The applicable filing fee under Section 6(b) of the Securities Act with respect to the Registration Statement is $30,602, which was remitted on April 4, 2005, via wire transfer to the U.S. Treasury designated lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania.

        If you have any questions or comments in connection with the Registration Statement, please contact the undersigned at (312) 407-0808. Facsimile transmissions may be sent to the undersigned at (312) 407-0411.

                          Very truly yours,

                          /s/ Michael P. McGrane